UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Marketo, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

57063L107

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57063L107	Page 2 of 13 Pages

1.	Names of Reporting Persons. Storm Ventures Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) -0-
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 57063L107	Page 3 of 13 Pages

1.	Names of Reporting Persons. Storm Ventures Affiliates Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) -0-
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 57063L107	Page 4 of 13 Pages

1.	Names of Reporting Persons. Storm Ventures Principals Fund III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) -0-
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 57063L107	Page 5 of 13 Pages

1.	Names of Reporting Persons. Storm Venture Associates III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) -0-
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 57063L107	Page 6 of 13 Pages

1.	Names of Reporting Persons. Tae Hea Nahm
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) -0-
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57063L107	Page 7 of 13 Pages

1.	Names of Reporting Persons. Ryan Floyd
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) -0-
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57063L107	Page 8 of 13 Pages

1.	Names of Reporting Persons. M. Alex Mendez
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) -0-
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57063L107	Page 9 of 13 Pages

1.	Names of Reporting Persons. Sanjay Subhedar
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) -0-
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57063L107	Page 10 of 13 Pages

Item 1.
	(a)	Name of Issuer:

Marketo, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

901 Mariners Island Blvd.
San Mateo, CA 94404

Item 2.
	(a)	Name of Person Filing:

This Amendment No. 3 to Schedule 13G (the “Amendment”) amends the Schedule 13G (the “Statement”) initially filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2014, as amended by Amendment No. 1 (the “Amendment No. 1”) filed with the Commission on February 13, 2015 and by Amendment No. 2 filed with the Commission on February 16, 2016. This Amendment is being jointly filed by Storm Ventures Fund III, L.P. (“SV III”), Storm Ventures Affiliates Fund III, L.P. (“SVA III”), Storm Ventures Principals Fund III, L.L.C. (“SVP III”), Storm Venture Associates III, L.L.C. (“SVA LLC”), Tae Hea Nahm, Ryan Floyd, M. Alex Mendez and Sanjay Subhedar (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2015, a copy of which was filed as an exhibit to Amendment No. 1, and is incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file the Statement and all amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office or, if none, Residence:

c/o Storm Ventures
3000 Sand Hill Road, Suite 4-210
Menlo Park, CA 94025

	(c)	Citizenship:

See Item 4 of the cover page for each Reporting Person

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

57063L107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

On August 16, 2016, pursuant to the terms of an Agreement and Plan of Merger, dated as of May 27, 2016, by and among Milestone Holdco, Inc., a Delaware corporation (“Parent”), Milestone Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and the Issuer, Parent completed its acquisition of the Issuer via the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger and becoming a wholly owned subsidiary of Parent. Pursuant to the terms of the Merger, each share of common stock of the Issuer issued and outstanding as of immediately prior to the effective time of the Merger will be cancelled and extinguished and automatically converted into the right to receive cash in an amount of $35.25 in cash, without interest thereon. As a result of the Merger, the reporting persons ceased to beneficially own any shares of the Issuer.

CUSIP No. 57063L107	Page 11 of 13 Pages

(a)	Amount beneficially owned:

-0- shares

(b)	Percent of class:

-0-%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

-0-

(ii) Shared power to vote or to direct the vote

-0-

(iii) Sole power to dispose or to direct the disposition of

-0-

(iv) Shared power to dispose or to direct the disposition of

-0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑ ..

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of the Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP No. 57063L107	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

Storm Ventures Fund III, L.P.

By: Storm Venture Associates III, L.L.C., its General Partner

By:	/s/ Kevin Melia
Kevin Melia
Attorney-in-Fact

Storm Ventures Affiliates Fund III, L.P.

By: Storm Venture Associates III, L.L.C., its General Partner

By:	/s/ Kevin Melia
Kevin Melia
Attorney-in-Fact

Storm Ventures Principals Fund III, L.L.C.

By: Storm Venture Associates III, L.L.C., its Managing Member

By:	/s/ Kevin Melia
Kevin Melia
Attorney-in-Fact

Storm Venture Associates III, L.L.C.

By:	/s/ Kevin Melia
Kevin Melia
Attorney-in-Fact

Tae Hea Nahm

By:	/s/ Kevin Melia
Kevin Melia Attorney-in-Fact

Ryan Floyd

By:	/s/Kevin Melia
Kevin Melia
Attorney-in-Fact

M. Alex Mendez

By:	/s/Kevin Melia
Kevin Melia
Attorney-in-Fact

Sanjay Subhedar

By:	/s/Kevin Melia
Kevin Melia
Attorney-in-Fact

CUSIP No. 57063L107	Page 13 of 13 Pages

EXHIBIT INDEX

Exhibit 1: Joint Filing Agreement, dated February 13, 2015, among the Reporting Persons (incorporated by reference to Exhibit 1 to the Statement filed with the Commission on February 13, 2015)

Exhibit 2: Power of Attorney – Storm Ventures Fund III, L.P., dated February 13, 2015 (incorporated by reference to Exhibit 2 to the Statement filed with the Commission on February 13, 2015)

Exhibit 3: Power of Attorney – Storm Ventures Affiliates Fund III, L.P., dated February 13, 2015 (incorporated by reference to Exhibit 3 to the Statement filed with the Commission on February 13, 2015)

Exhibit 4: Power of Attorney – Storm Ventures Principals Fund III, L.L.C., dated February 13, 2015 (incorporated by reference to Exhibit 4 to the Statement filed with the Commission on February 13, 2015)

Exhibit 5: Power of Attorney – Storm Venture Associates III, L.L.C., dated February 13, 2015 (incorporated by reference to Exhibit 5 to the Statement filed with the Commission on February 13, 2015)

Exhibit 6: Power of Attorney – Tae Hea Nahm, dated February 13, 2015 (incorporated by reference to Exhibit 6 to the Statement filed with the Commission on February 13, 2015)

Exhibit 7: Power of Attorney – Ryan Floyd, dated February 13, 2015 (incorporated by reference to Exhibit 7 to the Statement filed with the Commission on February 13, 2015)

Exhibit 8: Power of Attorney – M. Alex Mendez, dated February 13, 2015 (incorporated by reference to Exhibit 8 to the Statement filed with the Commission on February 13, 2015)

Exhibit 9: Power of Attorney – Sanjay Subhedar, dated February 13, 2015 (incorporated by reference to Exhibit 9 to the Statement filed with the Commission on February 13, 2015)